EXHIBIT 99.1

FirstService Reports First Quarter Results

Solid Top-Line Growth Across Both Divisions

Operating highlights:

	Three months ended March 31
	2025	2024

Revenues (millions)	$1,250.8	$1,158.0
Adjusted EBITDA (millions) (note 1)	103.3	83.4
Adjusted EPS (note 2)	0.92	0.67

GAAP Operating Earnings (millions)	39.3	38.1
GAAP EPS	0.06	0.14

TORONTO, April 24, 2025 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported operating and financial results for its first quarter ended March 31, 2025. All amounts are in US dollars.

Consolidated revenues for the first quarter were $1.25 billion, up 8% relative to the same quarter in the prior year. Adjusted EBITDA (note 1) increased 24% to $103.3 million, and Adjusted EPS (note 2) was $0.92, reflecting 37% growth over the prior year quarter. GAAP Operating Earnings were $39.3 million, relative to $38.1 million in the prior year period. GAAP diluted earnings per share was $0.06 per share in the quarter, versus $0.14 in the same quarter a year ago.

“We are pleased with our reported financial results, which were buoyed by strong margins and earnings growth,” said Scott Patterson, Chief Executive Officer of FirstService. “Despite the uncertain macroeconomic environment, our operating leaders and teams continued to drive disciplined execution and healthy profitability. Our performance during the quarter keeps us on track to hit our targets for the year,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded company-owned operations and franchised systems.

FirstService generates more than US$5.3 billion in annual revenues and has approximately 30,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Common Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 Index. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $525.1 million for the first quarter, an increase of 6% versus the prior year, including 3% organic growth. Adjusted EBITDA for the quarter was $41.6 million, an increase of 17% compared to the prior year period. Operating Earnings were $29.3 million, versus $26.7 million in the first quarter of last year. The year-over-year division margin improvement was due to realized operating efficiencies in our property management client service delivery model.

FirstService Brands revenues for the first quarter totalled $725.7 million, up 10% relative to the prior year period. On an organic basis, division revenues declined 2%, with solid organic growth at Century Fire Protection, offset by flat or modestly lower year-over-year results in our other service lines. Reported revenue growth also reflected the contribution from recent tuck-under acquisitions within Roofing Corp of America. Adjusted EBITDA was $67.8 million, up 22% versus the first quarter of 2024. The Adjusted EBITDA margin expansion was largely driven by continued improvements in our operating processes and cost structure at our restoration and home services brands. Operating Earnings were $24.5 million, compared to $26.8 million in the prior year quarter. The Operating Earnings margin decline resulted from increased contingent upside earn-out adjustments tied to certain recently completed acquisitions.

Corporate costs, as presented in Adjusted EBITDA (note 1), were $6.1 million in the first quarter, relative to $7.7 million in the prior year period. Corporate costs for the quarter were $14.5 million, relative to $15.4 million in the prior year period.

Conference Call
FirstService will be holding a conference call on Thursday, April 24, 2025 at 11:00 a.m. ET to discuss results for the first quarter of 2025. This call is being webcast live at the Company’s website at www.firstservice.com. Participants may register for the call here https://register.vevent.com/register/BI35805f23ec814a5088dcde8f166eb24f to receive the dial-in number and their unique PIN.

To join the webcast in listen only mode, use this link: https://edge.media-server.com/mmc/p/6tn3nf33.

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2024 under the heading “Risk factors” (a copy of which may be obtained at www.sedarplus.ca) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. Our interim consolidated financial statements and related management’s discussion and analysis will be made available on SEDAR+ at www.sedarplus.ca.

Notes
1. Reconciliation of net earnings to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

(in thousands of US dollars)	Three months ended March 31
	2025	2024

Net earnings	$14,080	$14,897
Income tax	6,000	6,015
Other income, net	(86)	(1,880)
Interest expense, net	19,264	19,026
Operating earnings	39,258	38,058
Depreciation and amortization	44,176	36,807
Acquisition-related items	12,233	1,600
Stock-based compensation expense	7,599	6,908
Adjusted EBITDA	$103,266	$83,373

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below.

(in thousands of US$)

Three months ended, March 31, 2025	FirstService Residential	FirstService Brands	Corporate (1)

Operating earnings (loss)	$29,267	$24,486	$(14,495)
Depreciation and amortization	10,636	33,517	23
Acquisition-related items	1,728	9,764	741
Stock-based compensation expense	-	-	7,599
Adjusted EBITDA	$41,631	$67,767	$(6,132)

Three months ended, March 31, 2024	FirstService Residential	FirstService Brands	Corporate (1)

Operating earnings (loss)	$26,658	$26,799	$(15,399)
Depreciation and amortization	8,423	28,361	23
Acquisition-related items	518	302	780
Stock-based compensation expense	-	-	6,908
Adjusted EBITDA	$35,599	$55,462	$(7,688)

Segment Adjusted EBITDA margin is defined as segment Adjusted EBITDA divided by segment revenues.

(1) Corporate is not an operating segment, but rather represent corporate overhead expenses not directly attributable to reportable segments and are therefore unallocated within segment operating earnings (loss) and Segment Adjusted EBITDA.

2. Reconciliation of net earnings and net earnings per share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

(in thousands of US dollars)	Three months ended March 31
	2025	2024

Net earnings	$14,080	$14,897
Non-controlling interest share of earnings	(1,243)	(1,533)
Acquisition-related items	12,233	1,600
Amortization of intangible assets	18,517	15,231
Stock-based compensation expense	7,599	6,908
Income tax on adjustments	(8,575)	(6,421)
Non-controlling interest on adjustments	(542)	(264)
Adjusted net earnings	$42,069	$30,418

(in US dollars)	Three months ended March 31
	2025	2024

Diluted net earnings per share	$0.06	$0.14
Non-controlling interest redemption increment	0.22	0.16
Acquisition-related items	0.21	0.03
Amortization of intangible assets, net of tax	0.28	0.23
Stock-based compensation expense, net of tax	0.15	0.11
Adjusted EPS	$0.92	$0.67

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US dollars, except per share amounts)
	Three months ended March 31
(unaudited)	2025	2024

Revenues	$1,250,826	$1,158,045

Cost of revenues	841,468	788,577
Selling, general and administrative expenses	313,691	293,003
Depreciation	25,659	21,576
Amortization of intangible assets	18,517	15,231
Acquisition-related items (1)	12,233	1,600
Operating earnings	39,258	38,058
Interest expense, net	19,264	19,026
Other income, net	(86)	(1,880)
Earnings before income tax	20,080	20,912
Income tax	6,000	6,015
Net earnings	14,080	14,897
Non-controlling interest share of earnings	1,243	1,533
Non-controlling interest redemption increment	10,034	7,056
Net earnings attributable to Company	2,803	6,308

Net earnings per share
Basic	$0.06	$0.14
Diluted	0.06	0.14

Adjusted EPS (2)	$0.92	$0.67

Weighted average common shares (thousands)
Basic	45,368	44,850
Diluted	45,610	45,111

(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, and transaction costs.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	March 31, 2025	December 31, 2024

Assets
Cash and cash equivalents	$217,200	$227,598
Restricted cash	23,078	16,088
Accounts receivable	946,398	947,517
Prepaid and other current assets	375,130	368,150
Current assets	1,561,806	1,559,353
Other non-current assets	27,141	28,007
Deferred income tax	2,121	2,114
Fixed assets	260,582	253,994
Operating lease right-of-use assets	258,015	240,518
Goodwill and intangible assets	2,125,084	2,110,866
Total assets	$4,234,749	$4,194,852

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$496,661	$541,509
Unearned revenues	210,989	190,885
Other current liabilities	31,899	23,690
Operating lease liabilities - current	54,643	53,115
Long-term debt - current	11,515	41,567
Current liabilities	805,707	850,766
Long-term debt - non-current	1,297,132	1,257,143
Operating lease liabilities - non-current	232,443	214,423
Other liabilities	152,686	150,542
Deferred income tax	88,008	84,895
Non-controlling interests	453,039	449,337
Shareholders' equity	1,205,734	1,187,746
Total liabilities and equity	$4,234,749	$4,194,852

Supplemental balance sheet information
Total debt	$1,308,647	$1,298,710
Total debt, net of cash	1,091,447	1,071,112

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)

	Three months ended March 31
(unaudited)	2025	2024

Cash provided by (used in)

Operating activities
Net earnings	$14,080	$14,897
Items not affecting cash:
Depreciation and amortization	44,176	36,807
Deferred income tax	(819)	(2,274)
Other	18,199	6,332
	75,636	55,762

Changes in non cash working capital
Accounts receivable	9,994	19,997
Payables and accruals	(69,736)	(56,284)
Other	25,356	(8,920)
Contingent acquisition consideration	-	(19,355)
Net cash provided by (used in) operating activities	41,250	(8,800)

Investing activities
Acquisition of businesses, net of cash acquired	(8,636)	(31,618)
Purchases of fixed assets	(29,563)	(25,021)
Other investing activities	(7,046)	(701)
Net cash used in investing activities	(45,245)	(57,340)

Financing activities
Increase in long-term debt, net	13,006	46,255
Purchases of non-controlling interests, net	(14,496)	(11,221)
Dividends paid to common shareholders	(11,317)	(10,054)
Other financing activities	13,409	18,150
Net cash provided by financing activities	602	43,130

Effect of exchange rate changes on cash	(15)	228

Decrease in cash, cash equivalents and restricted cash	(3,408)	(22,782)

Cash, cash equivalents and restricted cash, beginning of period	243,686	206,877

Cash, cash equivalents and restricted cash, end of period	$240,278	$184,095

Segmented Results
(in thousands of US dollars)

(unaudited)	FirstService Residential	FirstService Brands	Corporate	Consolidated

Three months ended March 31

2025
Revenues	$525,087	$725,739	$-	$1,250,826
Adjusted EBITDA	41,631	67,767	(6,132)	103,266

Operating earnings	29,267	24,486	(14,495)	39,258

2024
Revenues	$496,124	$661,921	$-	$1,158,045
Adjusted EBITDA	35,599	55,462	(7,688)	83,373

Operating earnings	26,658	26,799	(15,399)	38,058

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566